Exhibit 21

Subsidiaries of AngioDynamics, Inc.

Subsidiary	State of Incorporation or Organization
AngioDynamics UK Limited	United Kingdom
RITA Medical Systems, LLC	Delaware
RITA Medical Systems, France, SARL	France